EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Three Months Ended March 31, 2005

Net income from continuing operations, less preferred dividends	$21,741
Preferred dividends	11,620
Earnings from sale of land, net of impairment adjustments	(142)
Minority interest in earnings of common unitholders	2,316
Interest expense	35,226
Earnings before fixed charges	$70,761

Interest expense	$35,226
Interest costs capitalized	1,727
Total fixed charges	$36,953

Preferred dividends	11,620
Total fixed charges and preferred dividends	$48,573

Ratio of earnings to fixed charges	1.91

Ratio of earnings to combined fixed charges and preferred dividends	1.46